Icahn Associates Corp.
                                767 Fifth Avenue
                               New York, NY 10153




                                                                 August 20, 1999




Immulogic Pharmaceutical Corporation
610 Lincoln Street
Waltham, MA 02154

Attention: Richard Crowley

Gentlemen:

As you are aware Icahn Associates Corporation, together with its affiliates, has a strong interest in becoming a large stockholder of Immulogic and, as an alternative to the liquidation of Immulogic, providing funds for the future business and growth of the Company which would serve to enhance stockholder value. In order to accomplish these objectives, we desire to purchase all or substantial portions of blocks owned by one or two holders of Immulogic and then commence a tender offer to be made to all remaining stockholders.

We have the following proposal for consideration by the Board of Immulogic, which if acceptable, should mean that the Board's liquidation plan would be terminated without being voted upon by the stockholders.

1. We are seeking to purchase all or a portion of the blocks held by your two largest stockholders at a price which we deem satisfactory and, if we are successful in doing so, we would require that the Board of Directors, prior to the Closing of the purchases, waive the application of the poison pill and
Section 203 of the Delaware Corporation law, to the extent applicable, to the undersigned and its affiliates.

The following provisions and our proposal assume and are conditioned upon our being successful in making the purchases of the blocks of stock referred to in Paragraph 1.



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2. To the extent  that the Board of  Directors  deemed it  advisable,  Immulogic would then distribute to its stockholders of record prior to the closing of the tender described in the next paragraph, a cash dividend in the amount of up to $1.00 per share.

3. We would then commence a tender offer at a price of $1.00 per share (assuming the Board declared the dividend of $1.00 per share to all the stockholders) for a number of shares which, when added to the number of shares that we are able to purchase from the two holders, would give us at least 40% of the outstanding common stock, on the basis that if more shares were tendered each tendering shareholder would be pro-rated. The tender offer would be conditioned upon the following events occurring prior to the closing of the tender, which would take place as soon as permitted after the conditions have been met and after we have been tendered a minimum number of shares which, in addition to the shares which we would already own, would give us 30% of Immulogic's outstanding common stock.

         a. The Board would agree that the poison pill would not apply to the acquisition of the shares in the tender and any other shares which we may acquire after the date that the tender offer terminates.

         b. The Board would, if necessary, approve the acquisition by us of more than 15% of the common stock of Immulogic so that the restrictions of Section 203 of the Delaware Corporation Law would not apply to us.

         c. The Company would cooperate with us in making the tender offer in respect of matters such as making available to us stockholder lists.

         d. All regulatory approvals, if any, and waiting periods, such as under the Hart-Scott- Rodino legislation would be accomplished.

         e. Other usual and normal conditions for a tender offer would also apply but there would be no condition that required us to obtain financing for the tender offer.

4. We would then lend to Immulogic from $30-$50 million on terms to be worked out with the Board to permit Immulogic to have the funds with which to seek to acquire businesses and become profitable. We would contemplate that the loan would be senior debt of the Company which would have to be repaid in no more than 5 years.

5. At the closing of the tender offer, our nominees would have been elected as directors by the current Board and would represent a majority of the directors on the Board of Immulogic. Each of us would cooperate to make such filings and disclosures as are necessary and appropriate to accomplish this.





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In the event that the  foregoing is  acceptable to you please so indicate in the space provided below whereupon our respective counsel would commence the preparation of formal agreements to reflect the foregoing. However, it is intended that both of us would be bound when this letter is approved by us and Immulogic. This proposal will expire at 5 p.m. Eastern Daylight Time on Monday, August 23, 1999, if it has not been agreed to and executed by Immulogic prior to that time.

                                                 Very truly yours,
                                                 Icahn Associates Corp.


                                                 By /s/ Russell Glass
                                                      President

Agreed:
Immulogic Pharmaceutical Corporation


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